Exhibit 99.2

SIRIUS CANADA INC.

- and -

CANADIAN BROADCASTING CORPORATION

- and -

SIRIUS XM RADIO INC.

- and -

SLAIGHT COMMUNICATIONS INC.

- and -

XM SATELLITE RADIO INC.

- and -

CSRI INC.

VOTING SUPPORT AGREEMENT

November 24, 2010

Execution Copy

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION	- 2 -
1.1 Definitions	- 2 -
1.2 Time of the Essence	- 4 -
1.3 Calculation of Time	- 5 -
1.4 Business Days	- 5 -
1.5 Headings	- 5 -
1.6 Plurals and Gender	- 5 -
1.7 Statutory References	- 5 -
1.8 Other References	- 5 -
1.9 Schedules	- 5 -
ARTICLE 2 REPRESENTATIONS AND WARRANTIES - BUYER SHAREHOLDERS	- 6 -
2.1 Representations and Warranties Regarding Buyer Shareholders	- 6 -
2.2 Survival of Representations and Warranties	- 7 -
ARTICLE 3 REPRESENTATIONS AND WARRANTIES - SIRIUS PARTIES	- 8 -
3.1 Representations and Warranties Regarding Sirius Parties	- 8 -
3.2 Survival of Representations and Warranties	- 9 -
ARTICLE 4 COVENANTS	- 9 -
4.1 Buyer Shareholder Covenants	- 9 -
4.2 Termination of Agreements	- 10 -
ARTICLE 5 TERMINATION AND ABANDONMENT	- 11 -
5.1 Termination	- 11 -
5.2Effect of Termination	- 12 -
ARTICLE 6 GENERAL	- 12 -
6.1 Public Notices	- 12 -
6.2 Expenses	- 12 -
6.3 Further Assurances	- 13 -
6.4 Assignment and Enurement	- 13 -
6.5 Entire Agreement	- 13 -
6.6 Waiver	- 13 -
6.7 Notices	- 13 -
6.8 Severability	- 16 -
6.9 Counterparts; Facsimile and Electronic Signatures	- 16 -
6.10 Governing Law and Jurisdiction for Disputes	- 17 -
6.11 Consent	- 17 -
6.12 Third Party Beneficiaries	- 17 -
6.13 Remedies	- 17 -

Execution Copy

VOTING SUPPORT AGREEMENT

THIS AGREEMENT made as of the 24th day of November, 2010.

AMONG:

SIRIUS CANADA INC., a corporation governed by the laws of Canada

(“Sirius”)

- and -

CANADIAN BROADCASTING CORPORATION, SIRIUS XM RADIO INC. and SLAIGHT COMMUNICATIONS INC.

(the “Vendors”)

- and -

CSRI INC., a corporation governed by the laws of the Province of Ontario

(“CSRI”)

-and-

XM SATELLITE RADIO INC., a corporation governed by the laws of the State of Delaware and successor to XM Satellite Radio Holdings Inc.

(“XM”, and together with CSRI, the “Buyer Shareholders” and each a “Buyer Shareholder”)

RECITALS:

A.	The Buyer has agreed to purchase, and the Vendors have agreed to sell, all of the outstanding securities in the capital of Sirius pursuant to the Securities Purchase Agreement.

B.
CSRI is the holder of 81,428,133 Class B Shares (as defined herein below), representing approximately 77.0% of the voting rights attached to the outstanding securities of Buyer (on a non-diluted basis).

C.	XM is the holder of 11,077,500 Class A Shares (as defined herein below), representing approximately 10.5% of the voting rights attached to the outstanding securities of Buyer (on a non-diluted basis).

D.	Each of the Parties has agreed to provide certain covenants and representations in support of the transactions contemplated by the Securities Purchase Agreement, as more particularly set out herein.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement:

(a)
“Agreement”, “this Agreement”, “the Agreement”, “hereof”, “herein”, “hereto”, “hereby”, “hereunder” and similar expressions mean this Agreement, including all of its schedules and all instruments supplementing, amending or confirming this Agreement.  All references to “Articles” or “Sections” refer to the specified Article or Section of this Agreement;

(b)
“Business Day” means any day which is not a Saturday, a Sunday or a day on which the principal commercial banks located in the City of Toronto, Ontario  or New York, New York are not open for business during normal banking hours;

(c)	“Buyer” means Canadian Satellite Radio Holdings Inc., a corporation governed by the laws of the province of Ontario;

(d)	“Buyer Shareholders Agreement” means the shareholders agreement of Buyer made among Buyer, Canadian Satellite Radio Inc., CSRI and XM dated November 17, 2005;

(e)	“Buyer Shares” means, in respect of CSRI, 81,428,133 Class B Shares, and, in respect of XM, 11,077,500 Class A Shares;

(f)	“CBC” means the Canadian Broadcasting Corporation, a corporation governed by the federal laws of Canada;

(g)	“Claim” has the meaning attributed thereto in the Securities Purchase Agreement;

(h)	“Class A Shares” means the Class A subordinate voting shares in the capital of the Buyer;

(i)	“Class B Shares” means the Class B shares in the capital of the Buyer;

(j)	“Class C Shares” means the Class C non-voting shares in the capital of the Buyer;

(k)	“Closing” has the meaning attributed thereto in the Securities Purchase Agreement;

(l)	“Closing Date” has the meaning attributed thereto in the Securities Purchase Agreement;

(m)	“Control” where used in connection with a company means:

(i)	the right to exercise a majority of the votes which may be voted at a general meeting of the shareholders of such company; or

(ii)
the right to elect or appoint directly or indirectly a majority of the directors of such company or other Persons who have the right to manage or supervise the management of the affairs and business of such company.

(n)	“Director Designation Agreement” means the director designation agreement dated as of December 9, 2005 among Buyer, General Motors of Canada Limited, CSRI and XM;

(o)
“Encumbrance” means any mortgage, lien, pledge, charge, security interest, Claim affecting or relating to ownership, option to purchase, pre-emptive right, right of first refusal or similar right, or any similar encumbrance of any nature whatsoever;

(p)
“knowledge of a Buyer Shareholder” means (i) in the case of CSRI, the actual knowledge of John Bitove and (ii) in the case of XM, the actual knowledge of David Frear, in each case after reasonable inquiry;

(q)	“Meeting” has the meaning attributed thereto in the Securities Purchase Agreement;

(r)
“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal operations of the Person;

(s)	“Parties” means the parties to this Agreement and “Party” means any of them;

(t)	“Permitted Encumbrance” means security interests, liens, charges or other encumbrances or imperfections in title arising in the Ordinary Course of business or by operation of law;

(u)
“Person” means an individual, body corporate with or without share capital, partnership, joint venture, entity, unincorporated association, syndicate, firm, sole proprietorship, trust, pension fund, union, board, tribunal, governmental or quasi-governmental authority and the heirs, beneficiaries, executors, legal representatives or administrators of an individual;

(v)
“Registration Rights Agreement” means the registration rights agreement made as of December, 2005, between Buyer, CSRI, XM and General Motors of Canada Limited, as such agreement may be amended or superseded following the date of this Agreement in accordance with the Securities Purchase Agreement;

(w)
“Representatives” means in respect of any Party and its Subsidiaries, their respective officers, directors, employees, agents and authorized representatives and advisors (including financial advisors, legal counsel and accountants);

(x)
“Securities Purchase Agreement” means the securities purchase agreement dated November 24, 2010 made among Buyer, Sirius and the Vendors, a fully executed copy of which is attached hereto as Schedule A;

(y)	“Shareholder Approval” has the meaning attributed thereto in the Securities Purchase Agreement;

(z)	“Shares” means, as applicable, the Class A Shares, Class B Shares and Class C Shares;

(aa)	“Sirius Disclosure Letter” has the meaning attributed thereto in the Securities Purchase Agreement;

(bb)	“Sirius Parties” means, collectively, Sirius and the Vendors, each of them being a “Sirius Party”;

(cc)
“Sirius Shareholders Agreement” means the amended and restated shareholders agreement of Sirius made among Sirius, CBC, Sirius XM and Slaight (as successor to Standard Radio Inc.) dated August 24, 2005, as amended;

(dd)	“Sirius XM” means Sirius XM Radio Inc., a corporation governed by the laws of the State of Delaware;

(ee)	“Slaight” means Slaight Communications Inc., a corporation governed by the laws of Ontario;

(ff)	“Termination Date” has the meaning attributed thereto in the Securities Purchase Agreement;

(gg)	“Transaction” has the meaning attributed thereto in the Securities Purchase Agreement; and

(hh)	“Vendors” means CBC, Sirius XM and Slaight.

1.2	Time of the Essence

Time shall be of the essence of each provision of this Agreement.  Any extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

1.3	Calculation of Time

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends.

1.4	Business Days

Whenever any action to be taken pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken on the first Business Day following such day.

1.5	Headings

The descriptive headings preceding Articles and Sections of this Agreement are inserted solely for convenience of reference and are not intended as complete or accurate descriptions of the content of such Articles or Sections.  The division of this Agreement into Articles and Sections shall not affect the interpretation of this Agreement.

1.6	Plurals and Gender

Words in the singular include the plural and vice versa and words in one gender include all genders.

1.7	Statutory References

Any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder) as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise stated.

1.8	Other References

“Include,” “includes” and “including” shall be deemed to be followed by “without limitation” whether or not they are in fact followed by such words or words of like import.

1.9	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A           -           Securities Purchase Agreement

ARTICLE 2
REPRESENTATIONS AND WARRANTIES - BUYER SHAREHOLDERS

2.1	Representations and Warranties Regarding Buyer Shareholders

Each of the Buyer Shareholders represents and warrants to the Sirius Parties on a several basis, and not on a joint and several basis (and acknowledges that the Sirius Parties are relying upon the following representations and warranties in completing the Transaction and entering into this Agreement and the Securities Purchase Agreement), with respect to such Buyer Shareholder that, as at the date of this Agreement, except as contemplated by this Agreement with respect to such Buyer Shareholder:

(a)	Formation and Authority

(i)	The name and jurisdiction of incorporation of such Buyer Shareholder is accurately set out in the preamble of this Agreement.

(ii)
Such Buyer Shareholder is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction of its incorporation, continuance or amalgamation (as applicable) and has all necessary corporate power and authority to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby.

(iii)
The execution and delivery of, and performance by such Buyer Shareholder of, this Agreement and the consummation of the transactions contemplated by it have been duly authorized by all necessary corporate action on the part of such Buyer Shareholder.

(iv)
Other than the Buyer Shareholders Agreement, the Registration Rights Agreement and the Director Designation Agreement, neither such Buyer Shareholder or any of its affiliates is a party to any other agreement, commitment or understanding, whether written or oral, with any other shareholder of the Buyer or the Buyer or any of its subsidiaries with respect to its equity interest in the Buyer.

(v)	CSRI is directly or indirectly Controlled by John I. Bitove.

(b)	Title to Buyer Shares

Assuming that the Buyer Shareholder Agreement and the Director Designation Agreement have been terminated as contemplated by Section 4.2, such Buyer Shareholder is the registered and beneficial owner of all of the Buyer Shares free and clear of any Encumbrances other than Permitted Encumbrances, and, other than pursuant to the Registration Rights Agreement, no Person has any equity interest, agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase of any such Buyer Shares.

(c)	Enforceability of Obligations

This Agreement has been duly executed and delivered on behalf of such Buyer Shareholder and constitutes a legal, valid and binding obligation of such Buyer Shareholder, enforceable in accordance with its terms, provided that (i) enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors rights generally, and (ii) specific performance, injunctive relief and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(d)	Non Contravention

Assuming that the Buyer Shareholder Agreement has been terminated, as contemplated by Section 4.2, and, save and except in respect of the Registration Rights Agreement, the execution, delivery and performance by such Buyer Shareholder of this Agreement do not (or will not with the giving of notice or the lapse of time) result in a breach or violation, or result in a default under, or allow any Person to exercise any rights (including any right of termination or right of first refusal) under:

(i)
any of the terms or provisions of the Buyer Shareholders Agreement or other constating documents, by-laws or resolutions of the board of directors (or any committees thereof) or securityholders of such Buyer Shareholder;

(ii)
any judgment, decree, order or award existing as of the date hereof of any court, authority or arbitrator having jurisdiction over such Buyer Shareholder of which such Buyer Shareholder has knowledge; or

(iii)
applicable Law, except for any violations that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect or delay such Buyer Shareholder’s ability to comply with its obligations under this Agreement.

(e)	Litigation

There is no Claim pending or, to the knowledge of such Buyer Shareholder, threatened against such Buyer Shareholder that could materially and adversely affect or delay in any manner the ability of such Buyer Shareholder to enter into this Agreement and perform its obligations hereunder.

2.2	Survival of Representations and Warranties

(a)
No investigation by or on behalf of Sirius, the Vendors or their respective Representatives will mitigate, diminish or affect any of the representations or warranties made by the Buyer Shareholders in this Agreement or any certificate delivered by the Buyer Shareholders pursuant to this Agreement.

(b)
The representations and warranties of the Buyer Shareholders contained in this Agreement shall not survive the Closing and shall expire and be terminated on the earlier of the Closing and the date on which this Agreement is terminated in accordance with its terms, except that the representations and warranties of the Buyer Shareholder set out in Section 2.1(b) will survive the Closing and shall continue in full force and effect without limitation of time.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES - SIRIUS PARTIES

3.1	Representations and Warranties Regarding Sirius Parties

Each of the Sirius Parties represents and warrants to each of the Buyer Shareholders on a several basis, and not on a joint and several basis (and acknowledges that the Buyer Shareholders are relying upon the following representations and warranties in completing the Transaction and entering into this Agreement), with respect to such Sirius Party that, as of the date of this Agreement, except as disclosed in the Sirius Disclosure Letter, or in the Schedules hereto or as contemplated by this Agreement with respect to such Sirius Party:

(a)	Formation and Authority

(i)	The name and jurisdiction of incorporation of such Sirius Parties are accurately described in Section 3.1(a) of the Sirius Disclosure Letter.

(ii)
Such Sirius Party is a corporation duly incorporated, continued or amalgamated and validly existing under the laws of the jurisdiction of its incorporation, continuance or amalgamation (as applicable) and has all necessary corporate power and authority to enter into and perform its obligations under this Agreement and to carry out the transactions contemplated hereby.

(iii)
The execution and delivery of, and performance by such Sirius Party of this Agreement and the consummation of the transactions contemplated by it have been duly authorized by all necessary corporate action on the part of such Sirius Party.

(iv)
Other than the Sirius Shareholders Agreement, neither of such Sirius Parties (other than Sirius) or any of its affiliates is a party to any other agreement, commitment or understanding, whether written or oral, with any other shareholder of Sirius or Sirius or any of its subsidiaries with respect to its equity interest in Sirius.

(b)	Title to Shares of Sirius

Such Sirius Party (other than Sirius) is the registered and beneficial owner of all of the shares of Sirius as disclosed as owned by it in Section 3.1(e) of the Sirius Disclosure Letter, free and clear of any Encumbrances other than Permitted Encumbrances, and with the exception of the transactions contemplated by the Securities Purchase Agreement, no Person has any equity interest, agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants) for the purchase of any such shares of Sirius.

(c)	Enforceability of Obligations

This Agreement has been duly executed and delivered on behalf of such Sirius Party and constitutes a legal, valid and binding obligation of such Sirius Party, enforceable in accordance with its terms, provided that (i) enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors rights generally, and (ii) specific performance, injunctive relief and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

3.2	Survival of Representations and Warranties

(a)
No investigation by or on behalf of the Buyer Shareholders or their respective Representatives will mitigate, diminish or affect any of the representations or warranties made by the Sirius Parties in this Agreement or any certificate delivered by the Sirius Parties pursuant to this Agreement.

(b)
The representations and warranties of the Sirius Parties contained in this Agreement shall not survive the Closing and shall expire and be terminated on the earlier of the Closing and the date on which this Agreement is terminated in accordance with its terms, except that the representations and warranties of the Sirius Parties set out in Section 3.1(b) will survive the Closing and shall continue in full force and effect without limitation of time.

ARTICLE 4

COVENANTS

4.1	Buyer Shareholder Covenants

From the date of this Agreement until the earlier of (i) the Closing Date, and (ii) the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement or as contemplated by the Securities Purchase Agreement, each Buyer Shareholder covenants, in respect of itself, that it will:

(a)
not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey, any of its Buyer Shares or any right or interest therein (legal or equitable) to any person or group or agree to do so;

(b)
not grant or agree to grant any proxy or other right to vote its Buyer Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approval of any kind as to its Buyer Shares that in each case might reasonably be regarded as likely to prevent or delay the successful completion of the Transaction;

(c)	not take any other action of any kind which might reasonably be expected to reduce the success of, or delay or interfere with the completion of, the Transaction;

(d)
not vote or cause to be voted any of its Buyer Shares in respect of any proposed action by Buyer or its shareholders or affiliates or any other person in a manner which might reasonably be expected to prevent or delay the successful completion of the Transaction;

(e)
not exercise any rights of a shareholder to dissent with respect to the Meeting or any other resolution relating to the approval of the Transaction or otherwise challenge the resolution relating to the approval of the Transaction, and such Buyer Shareholder irrevocably waives, to the fullest extent permitted by law, any such right;

(f)
if any transaction other than the Transaction is presented for approval of or acceptance by the securityholders of Buyer, not, directly or indirectly, vote in favour of, accept, assist or otherwise further the successful completion of that transaction, or purport to tender or deposit into any such transaction any of its Buyer Shares;

(g)
will, on or before the fifth Business Day prior to the Meeting, duly complete and cause forms of proxy in respect of all of the Buyer Shares owned by it to be validly delivered in support of the Shareholder Approval, and will not withdraw those forms of proxy; and

(h)	act reasonably and cooperate in:

(i)	settling any revisions as may be necessary to the Registration Rights Agreement; or

(ii)
the termination of, and a release by the Buyer Shareholder of all of its entitlements under, the Registration Rights Agreement and the negotiation, settlement and entering into of a similar registration rights agreement;

in each case, as prescribed by the Securities Purchase Agreement and conditional upon completion of the Closing, in order to provide that, for a period of 180 days after the date of the Closing, each of the Vendors and the Buyer Shareholders shall have been granted a one-time registration right with respect to its securities of the Buyer, which registration rights shall be in a form that is mutually agreeable among the Vendors and the Buyer Shareholders.

4.2	Termination of Agreements

Concurrent with and conditional upon completion of Closing:

(a)
each of CSRI and XM shall execute and deliver a termination agreement in respect of the Buyer Shareholders Agreement which has the effect of terminating and releasing all rights, obligations and liabilities of such parties, respectively, under such agreement, such termination agreement to be in form and substance acceptable to the Buyer Shareholders and Sirius;

(b)
each of Sirius, CBC, Sirius XM and Slaight shall execute and deliver a termination agreement in respect of the Sirius Shareholders Agreement which has the effect of terminating and releasing all rights, obligations and liabilities of such parties, respectively, under such agreement, such termination agreement to be in form and substance acceptable to the Buyer Shareholders and Sirius;

(c)
each of CSRI and XM shall execute and deliver a termination agreement in respect of the Director Designation Agreement which, if executed and delivered by General Motors of Canada Limited and the Buyer, would have the effect of terminating and releasing all rights, obligations and liabilities of such parties, respectively, under such agreement, such termination agreement to be in form and substance acceptable to the Buyer Shareholders and Sirius; and

(d)
except as provided in 4.1(h) of this Agreement, each of CSRI and XM shall deliver an irrevocable waiver and release of all rights of CSRI and XM, respectively, under the Registration Rights Agreement or the Registration Rights Agreement shall have been terminated, which termination shall include a waiver and release by all parties thereto.

ARTICLE 5

TERMINATION AND ABANDONMENT

5.1	Termination

This Agreement may be terminated at any time prior to the Closing:

(a)	by mutual consent of the Buyer Shareholders and Sirius (on behalf of the Sirius Parties);

(b)	by CSRI if:

(i)	if there shall be passed any applicable Law that makes consummation of the Transaction illegal or otherwise prohibited;

(ii)
the Securities Purchase Agreement is amended without the prior written consent of CSRI in circumstances in which CSRI’s rights or interests under the Securities Purchase Agreement are, or would with passage of time be, adversely affected by the amendment, or in circumstances in which CSRI is treated in a manner which unfairly disregards its rights or interests; or

(iii)	the Securities Purchase Agreement has been terminated in accordance with its terms.

(c)	by XM if:

(i)	if there shall be passed any applicable Law that makes consummation of the Transaction illegal or otherwise prohibited;

(ii)
the Securities Purchase Agreement is amended without the prior written consent of XM in circumstances in which XM’s rights or interests under the Securities Purchase Agreement are, or would with passage of time be, adversely affected by the amendment, or in circumstances in which XM is treated in a manner which unfairly disregards its rights or interests; or

(iii)	the Securities Purchase Agreement has been terminated in accordance with its terms.

(b)	by Sirius (on behalf of the Sirius Parties) if the Securities Purchase Agreement has been terminated in accordance with its terms.

5.2	Effect of Termination

In the event of the termination of this Agreement as provided in Section 5.1, this Agreement shall be of no further force or effect and all rights and obligations of the Parties hereto shall be at an end; provided that (i) this Section 5.2 and Article 6 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Party from any liability for any inaccuracy in or breach of any representation, warranty, covenant or other provision contained in this Agreement.

ARTICLE 6
GENERAL

6.1	Public Notices

All public notices to third parties and all other publicity concerning the matters contemplated by this Agreement shall be jointly planned and coordinated by the Parties (Sirius acting on behalf of all Vendors) and no Party shall act unilaterally in this regard without the prior written approval of the other Parties (Sirius acting on behalf of all Vendors), except to the extent that the Party making such notice is required to do so by Law or by the applicable regulations or policies of any regulatory agency of competent jurisdiction or any stock exchange in circumstances where prior consultation with the other Parties (Sirius acting on behalf of all Vendors) is not practicable provided concurrent notice to the other Parties (Sirius acting on behalf of all Vendors) is provided.

6.2	Expenses

Each Party to this Agreement shall pay its respective legal, accounting and other professional advisory fees, costs and expenses incurred in connection with the negotiation, preparation or execution of this Agreement and all documents and instruments executed or delivered pursuant to this Agreement.

6.3	Further Assurances

Each Party shall provide such further documents or instruments required by any other Party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions.

6.4	Assignment and Enurement

Neither this Agreement nor any benefits or duties accruing under this Agreement shall be assignable by any Party without the prior written consent of each of the other Parties, which consent shall not be unreasonably withheld or delayed.  Subject to the foregoing, this Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

6.5	Entire Agreement

This Agreement, and to the extent party thereto, the Confidentiality Agreement and the Securities Purchase Agreement, and any agreement or document delivered in connection with this Agreement and the Securities Purchase Agreement, constitutes the entire agreement between the Parties with respect to the matters herein and supersedes all prior agreements, understandings, negotiations and discussions relating to the subject matter hereof.  There are no other covenants, agreements, representations, warranties, conditions, whether direct or collateral, express or implied, that form part of or affect this Agreement except as otherwise provided this Agreement.  The execution of this Agreement has not been induced by, nor do any of the Parties rely upon or regard as material, any representations, promises, agreements or statements not incorporated into this Agreement including any documents or information in any due diligence examinations and data reviews or in any management presentations or meetings.  This Agreement shall not be amended, added to or qualified except by written agreement signed by all of the Parties.

6.6	Waiver

Except as otherwise expressly set out herein, no waiver of any provision of this Agreement shall be binding unless it is in writing.  No indulgence or forbearance by a Party shall constitute a waiver of such Party’s right to insist on performance in full and in a timely manner of all covenants in this Agreement.  Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement, at any other time.

6.7	Notices

All notices, requests, demands or other communications required or permitted to be given by one Party to another under this Agreement shall be given in writing and delivered by personal delivery or delivery by recognized commercial courier, sent by facsimile or delivered by registered mail or postage prepaid, addressed as follows:

(a)	to Sirius:

Sirius Canada Inc.
135 Liberty St. - 4th Floor
Toronto, ON M6K 1A7

Attention:         Mark Redmond

Facsimile No.:  __________________

with a copy (which shall not constitute notice) to:

Goodmans LLP
333 Bay Street
Suite 3400
Toronto, ON M5H 2S7

Attention:         Dale H. Lastman and Robert Vaux
Facsimile No.:   416-979-1234

(b)	to CBC:

Canadian Broadcasting Corporation
181 Queen Street
P.O. Box 3220, Station C
Ottawa, ON K1P 1K9

Attention:        Michel Tremblay
Facsimile No.:  613-724-5078

and to:

Canadian Broadcasting Corporation
205 Wellington Street West
Toronto, Ontario M5V 3G7

Attention:        Jacques Gaboury
Facsimile No.:  416-205-2723

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg

1501 McGill College Avenue

26th Floor

Montreal, Quebec H3A 3N9

Attention:        Robert Vineberg
Facsimile No.:  514-841-6499

(c)	to SiriusXM (or XM)

Sirius XM Radio Inc.
1221 Avenue of the Americas
36th Floor
New York, New York  10020

Attention         General Counsel

Facsimile No.:  (212) 584-5353

XM Satellite Radio Inc.
1221 Avenue of the Americas
36th Floor
New York, New York  10020

Attention         General Counsel

Facsimile No.:  (212) 584-5353

with a copy (which shall not constitute notice) to:

Ogilvy Renault LLP
Suite 3800
Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario  M5J 2Z4

Attention:        Ava Yaskiel

Facsimile No.:  (416) 216-3930

(d)	to Slaight

Slaight Communications Inc.
22 St. Clair Avenue East,
Suite 1100
Toronto, Ontario M4T 2S3

Attention:        David Coriat,
Executive Vice-President & CFO
Facsimile No.:  (416) 960-5024

(e)	To CSRI:

CSRI Inc.
161 Bay Street, Suite 2300
Toronto, Ontario
M5J 2S1

Attention:         Mr. John I. Bitove

Facsimile No.:  ____________________

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
4400 Scotia Plaza

40 King Street West

Toronto, ON  M5H 3Y4

Attention:        James R. Elder
Facsimile No.:  416-361-7081

or at such other address or fax number of which the addressee may from time to time may notify the addressor.  Any notice delivered by personal delivery or by courier to the Party to whom it is addressed as provided above shall be deemed to have been given and received on the day it is so delivered at such address.  If such day is not a Business Day, or if the notice is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the next Business Day.  Any notice transmitted by facsimile shall be deemed to have been given and received on the day in which transmission is confirmed.  If such day is not a Business Day or if the facsimile transmission is received after 4:00 p.m. (addressee’s local time), then the notice shall be deemed to have been given and received on the first Business Day after its transmission.

6.8	Severability

If, in any jurisdiction, any provision of this Agreement or portion thereof or the application thereof to any Person or circumstance shall to any extent be restricted, invalid or unenforceable  the Parties will negotiate in good faith to amend this Agreement to implement the intentions set forth herein.  Each provision of this Agreement shall be valid and enforceable to the fullest extent permitted by Law.

6.9	Counterparts; Facsimile and Electronic Signatures

This Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original.  All such counterparts together shall constitute one and the same instrument.  Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, scanned email or internet transmission copy or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

6.10	Governing Law and Jurisdiction for Disputes

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated, in all respects, as a Ontario contract.  All of the Parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

6.11	Consent

Where a provision of this Agreement requires an approval or consent by a Party and written notification of such approval or consent is not delivered within the applicable time in accordance with this Agreement, then the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

6.12	Third Party Beneficiaries

The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors and permitted assigns, and is not the intention of the Parties to confer any third party beneficiary rights and this Agreement does not confer any such rights, upon any Person.

6.13	Remedies

Each Party agrees that an award of monetary damages would not be an adequate remedy for any loss incurred by reason of any breach of this Agreement and that, in the event of any breach or threatened breach of this Agreement by a Party, the other Parties will be entitled to equitable relief, including injunctive relief and specific performance. Such remedies will not be the exclusive remedies for any breach or threatened breach of this Agreement but will be in addition to all other remedies available at law or in equity.

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Execution Copy

IN WITNESS WHEREOF the Parties have hereunto duly executed this Agreement on the date first above written.

SIRIUS CANADA INC.
Per:	(Signed) “Mark Redmond”
Name:	Mark Redmond
Title:	President and Chief Executive Officer

CANADIAN BROADCASTING CORPORATION
Per:	(Signed) “Michel Tremblay”
Name:	Michel Tremblay
Title:	Senior Vice-President, Corporate Strategy & Business Partnerships

Per:	(Signed) “Suzanne Morris”
Name:	Suzanne Morris
Title:	Vice-President and Chief Financial Officer

SIRIUS XM RADIO INC.
Per:	(Signed) “David J. Frear”
Name:	David J. Frear
Title:	Executive Vice President and Chief Financial Officer

SLAIGHT COMMUNICATIONS INC.
Per:	(Signed) “Gary Slaight”
Name:	Gary Slaight
Title:	President and Chief Executive Officer

XM SATELLITE RADIO INC.
Per:	(Signed) “David J. Frear”
Name:	David J. Frear
Title:	Treasurer

CSRI INC.
Per:	(Signed) “John I. Bitove”
Name:	John I. Bitove
Title:	President

SCHEDULE A

SECURITIES PURCHASE AGREEMENT

(AS EXECUTED - SEE ATTACHED)